July 14, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street NE
Washington, D.C. 20549

Attn:	Christine Torney
Angela Connell
Daniel Crawford
Tim Buchmiller

RE:	Solarius Capital Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 10, 2025
File No. 333-288078

On behalf of our client, Solarius Capital Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 filed on July 10, 2025 (the “Registration Statement”), contained in the Staff’s letter dated July 14, 2025 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 2 to the Registration Statement on Form S-1 (“Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Notes to Financial Statements

Note 9 – Subsequent Events, page F-16

1.	Please revise to update your evaluation of subsequent events through the date of your filing.

Response: The Company acknowledges the comment of the Staff and respectfully advises the Staff that there have been no subsequent events since May 8, 2025. Therefore, we believe no update or additional disclosure is required by FASB ASC 855-10-50. The Company further respectfully advises the Staff that it has filed a new consent of its independent registered public accounting firm as exhibit 23.1 to Amendment No. 2 dated the date of filing.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc: Richard H. Haywood, Jr., Solarius Capital Acquisition Corp.